EXHIBIT 21.1

SUBSIDIARIES OF FIRST SOLAR, INC.

Name	Jurisdiction
First Solar Malaysia Sdn. Bhd.	Malaysia
First Solar Vietnam Manufacturing Co Ltd	Vietnam
FS India Solar Ventures Private Limited	India
First Solar Holdings GmbH	Germany
First Solar FE Holdings Pte. Ltd.	Singapore